Exhibit 4

SECURITY AGREEMENT

THIS SECURITY AGREEMENT (the “Agreement”), dated and effective as of this 17th day of October, 2003, is made by DATAKEY, INC., a Minnesota corporation, with its chief executive office at 407 West Travelers Trail, Burnsville, Minnesota 55337 (hereinafter referred to as the “Debtor”), in favor of Mark Ravich and Richard Broms, each an individual, as agents (the “Agents”) for the benefit of all the investors (the “Lenders”) who purchased those certain Secured Convertible Promissory Notes issued by the Debtor dated of even date herewith (the “Secured Notes”) pursuant to that certain Secured Convertible Promissory Note Purchase Agreement, dated as of the date hereof, by and between the Debtor and the Lenders (the “Purchase Agreement”).

A.            The Debtor intends to issue to the Lenders and the Lenders intend to purchase the Secured Notes from the Debtor pursuant to the Purchase Agreement, dated as of the date hereof, in the aggregate principal amount of $2,000,000.

B.            The Purchase Agreement and the Secured Notes provide for the Lenders to make certain loans for the account of the Debtor and require the Debtor to grant the Agents, for the benefit of the Lenders, a security interest in all of the Debtor’s assets pursuant to the terms of this Agreement and that certain Intellectual Property Agreement, dated even herewith, by and among the Debtor and the Agents (the “Intellectual Property Security Agreement”).

NOW THEREFORE, in consideration of the premises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed as follows:

ARTICLE I

DEFINITIONS

As used herein, the following terms shall have the meanings set forth in this Section.  Other terms defined herein shall have the meanings ascribed to them herein.

“Accounts” shall have the meaning provided in Article 9.

“Article 9” shall mean Article 9 of the UCC.

“Chattel Paper” shall have the meaning provided in Article 9 and shall include, without limitation, all Electronic Chattel Paper and Tangible Chattel Paper.

“Collateral” shall mean all property in which a security interest is granted hereunder.

“Commercial Tort Claim” shall have the meaning provided in Article 9.

“Controlled Property” shall mean property of every kind and description in which Debtor has or may acquire any interest, now or hereafter at any time in the possession or control of the

Agent or the other lenders for any reason and all dividends and distributions on or other rights in connection with such property.

“Data Processing Records and Systems” shall mean all of Debtor’s now existing or hereafter acquired electronic data processing and computer records, software (including, without limitation, all “Software” as defined in Article 9), systems, manuals, procedures, disks, tapes and all other storage media and memory.

“Default” shall mean any event which if it continued uncured would, with notice or lapse of time or both, constitute an Event of Default.

“Document” shall have the meaning provided in Article 9.

“Electronic Chattel Paper” shall have the meaning provided in Article 9.

“Equipment” shall have the meaning provided in Article 9.

“Event of Default” shall have the meaning specified in Article VI hereof.

“Fixtures” shall have the meaning provided in Article 9.

“General Intangibles” shall have the meaning provided in Article 9 and shall include, without limitation, all Payment Intangibles.

“Debtor” shall have the meaning set forth in the preamble hereto.

“Instruments” shall have the meaning provided in Article 9.

“Insurance Proceeds” shall mean all proceeds of any and all insurance policies payable to Debtor with respect to any Collateral, or on behalf of any Collateral, whether or not such policies are issued to or owned by Debtor.

“Inventory” shall have the meaning provided in Article 9.

“Investment Property” shall have the meaning provided in the UCC.

“Letter of Credit Rights “ shall have the meaning provided in Article 9.

“Payment Intangibles” shall have the meaning provided in Article 9.

“Proceeds” shall have the meaning provided in Article 9.

“Products” shall mean any goods now or hereafter manufactured, processed or assembled with any of the Collateral.

“Supporting Obligations” shall have the meaning provided in Article 9.

“Tangible Chattel Paper” shall have the meaning provided in Article 9.

“UCC” shall mean the Uniform Commercial Code as enacted in the State of Minnesota, as amended from time to time.

ARTICLE II

SECURITY INTERESTS

As security for the payment of each and every debt, liability, and obligation of every type and description which the Debtor may now or at any time owe to the Lenders pursuant to the terms of the Secured Notes (the “Obligations”), Debtor hereby grants to the Agents, for the benefit of the Lenders, a first priority security interest in all of Debtor’s now owned or hereafter acquired or arising:

Accounts;

Chattel Paper;

Commercial Tort Claims, if any, described on Exhibit A attached hereto and incorporated herein by reference;

Controlled Property;

Documents;

Equipment and Fixtures;

General Intangibles;

Instruments;

Inventory;

Investment Property;

Letter of Credit Rights;

Proceeds (whether cash or non-cash Proceeds, including Insurance Proceeds and non-cash Proceeds of all types);

Products of all the foregoing; and

Supporting Obligations.

ARTICLE III

REPRESENTATIONS AND COVENANTS OF DEBTOR

Debtor represents, warrants and covenants that:

3.1           Authorization.  The execution and performance of this Agreement have been duly authorized by all necessary action and do not and will not: (a) require any consent or approval of the shareholders of any entity, or the consent of any governmental entity; or (b) violate any provision of any indenture, contract, agreement or instrument to which it is a party or by which it is bound.

3.2           Title to Collateral.  Debtor has good and marketable title to all of the Collateral and none of the Collateral is subject to any security interest except for the security interest created pursuant to this Agreement, the Intellectual Property Security Agreement, or other security interests listed on Exhibit A (such other security interests being “Permitted Liens”).

3.3           Liens.  The security interest granted hereunder is granted to the Agent, for the benefit of the Lenders, on a pro rata basis.

3.4           Disposition or Encumbrance of Collateral.  Debtor will not encumber, sell or otherwise transfer or dispose of the Collateral without the prior written consent of the Agents except as provided in this paragraph.  Until a Default or Event of Default has occurred and is continuing, Debtor may sell Collateral consisting of: (a) Inventory in the ordinary course of business provided that Debtor receives as consideration for such sale an amount not less than the fair market value of the Inventory at the time of such sale; and (b) Equipment and Fixtures which in the judgment of Debtor have become obsolete or unusable in the ordinary course of business, provided that all net Proceeds greater than $20,000 of such sales of Equipment and Fixtures are delivered directly to the Agents for application to the Obligations in an amount prorated among the Secured Notes in proportion to the outstanding principal balance of each of the Secured Notes.

3.5           Maintenance of Tangible Collateral.  Debtor will maintain the tangible Collateral in good condition and repair.  At the time of attachment and perfection of the security interest granted pursuant hereto and thereafter, all tangible Collateral will be located and will be maintained only at the locations set forth on Exhibit A hereto.  Except as otherwise permitted by Section 3.4, Debtor will not remove such Collateral from such locations unless, prior to any such removal, Debtor has given written notice to the Agents of the location or locations to which Debtor desires to remove the Collateral, the Agents have given their written consent to such removal, and Debtor has delivered to the Agents acknowledgment copies of financing statements filed where appropriate to continue the perfection of the security interest granted hereunder as a first priority security interest therein.  The Agents’ security interest attaches to all of the Collateral wherever located and Debtor’s failure to inform the Agents of the location of any item or items of Collateral shall not impair the Agents’ security interest therein.  Debtor hereby authorizes the Agents to file the financing statement in the form set forth in Exhibit B.

3.6           Notation on Chattel Paper.  For purposes of the security interest granted pursuant to this Agreement, the Agents, for the benefit of the Lenders, have been granted a direct security interest in all Chattel Paper constituting part of the Collateral and such Chattel Paper is not claimed merely as Proceeds of Inventory.  Upon the Agents’ request, Debtor will deliver to the Agents the original of all Chattel Paper.  Debtor will not execute any copies of such Chattel Paper constituting part of the Collateral other than those which are clearly marked as a copy.  The Agents may stamp any such Chattel Paper with a legend reflecting the Agents’ security interest therein.

3.7           Protection of Collateral.  All expenses of protecting, storing, warehousing, insuring, handling and shipping of the Collateral, all costs of keeping the Collateral free of any liens, encumbrances and security interests prohibited by this Agreement and of removing the same if they should arise, and any and all excise, property, sales and use taxes imposed by any state, federal or local authority on any of the Collateral or in respect of the sale thereof, shall be borne and paid by Debtor and if Debtor fails to promptly pay any expenses or taxes when due, the Agent may, at his option, but shall not be required to pay the same whereupon the same shall constitute Obligations and shall be secured by the security interest granted hereunder.

3.8           Insurance.  Debtor will procure and maintain, or cause to be procured and maintained, insurance issued by responsible insurance companies insuring the Collateral against damage and loss by theft, fire, collision (in the case of motor vehicles), and such other risks as are usually carried by owners of similar properties.

3.9           Compliance with Law.  Debtor will not use the Collateral, or knowingly permit the Collateral to be used, for any unlawful purpose or in violation of any federal, state or municipal law.

3.10         Additional Documentation.  During the period of time when any Secured Notes are outstanding, Debtor will execute, from time to time, such financing statements, assignments, and other documents covering the Collateral, including Proceeds, as the Agents may reasonably request in order to create, evidence, perfect, maintain or continue the security interest in the Collateral (including additional Collateral acquired by Debtor after the date hereof), and Debtor will pay the cost of filing the same in all public offices in which the Agents may deem filing to be appropriate and will notify the Agents promptly upon acquiring any additional Collateral that may require an additional filing.  Upon request, Debtor will deliver to the Agents all Debtor’s Documents, Chattel Paper and Instruments constituting part of the Collateral.

3.11         Chief Executive Office; State of Incorporation.  The location of the chief executive office of Debtor is located in Minnesota and will not be changed from such state without 30 days’ prior written notice to the Agents.  Debtor warrants that its books and records concerning Accounts and Chattel Paper constituting part of the Collateral are located at its chief executive office.  Debtor’s state of incorporation is Minnesota and Minnesota has been its state of incorporation since the date of Debtor’s incorporation.  Debtor will not change its state of incorporation from Minnesota without 30 days’ prior written notice to the Agents, the Agents have given their written consent to such change, and Debtor has delivered to the Agents acknowledgment copies of financing statements filed where appropriate to continue the perfection of the Agent’s security interest as a first priority security interest therein.

3.12         Name of Debtor.  Debtor’s exact legal name and type of legal entity is as set forth in the preamble hereto.  Debtor has not used any other name within the past five years except those described on Exhibit A attached hereto.  Neither Debtor nor, to Debtor’s knowledge, any predecessor in title to any of the Collateral has executed any financing statements or security agreements presently effective as to the Collateral except those described on Exhibit A attached hereto.

3.13         Power of Attorney.  Debtor appoints the Agents, or any other person whom the Agents may from time to time designate, as Debtor’s attorney with power, to: (a) endorse Debtor’s name on any checks, notes, acceptances, drafts or other forms of payment or security evidencing or relating to any Collateral that may come into the Agent’s possession; (b) sign Debtor’s name on any invoice or bill of lading relating to any Collateral, on drafts against customers, on schedules and confirmatory assignments of Accounts, Chattel Paper, Documents or other Collateral, on notices of assignment, financing statements under the UCC and other public records, on verifications of accounts and on notices to customers; (c) notify the post office authorities to change the address for delivery of Debtor’s mail to an address designated by the Agents; (d) receive and open all mail addressed to Debtor; (e) send requests for verification of

Accounts, Chattel Paper, Instruments or other Collateral to customers; and (f) do all things necessary to carry out this Agreement; provided, however, that so long as no Event of Default has occurred and is continuing, the Agents shall not exercise the powers granted pursuant to this Section 3.13(c) or (d). Debtor ratifies and approves all acts of the attorney taken within the scope of the authority granted.  Neither the Agents nor their attorneys will be liable for any acts of commission or omission nor for any error in judgment or mistake of fact or law, except for its willful misconduct or gross negligence.  This power, being coupled with an interest, is irrevocable so long as any Obligation remains unpaid.  Debtor waives presentment and protest of all instruments and notice thereof, notice of default and dishonor and all other notices to which Debtor may otherwise be entitled.

ARTICLE IV

COLLECTIONS

Except as otherwise provided in this Article IV, Debtor shall continue to collect, at its own expense, all amounts due or to become due to Debtor under the Accounts constituting part of the Collateral and all other Collateral.  In connection with such collections, Debtor may take (and, at either Agent’s request shall take) such action as Debtor or the Agents may deem necessary or advisable to enforce collection of the Accounts and such other Collateral; provided, however, that the Agents shall have the right at any time after the occurrence and during the continuance of an Event of Default, without giving written notice to Debtor of the Agents’ intention to do so, to notify the account debtors under any Accounts or obligors with respect to such other Collateral of the assignment of such Accounts and such other Collateral to the Agents and to direct such account debtors or obligors to make payment of all amounts due or to become due to Debtor thereunder directly to the Agents and, upon such notification and at the expense of Debtor, to enforce collection of any such Accounts or other Collateral, and to adjust, settle or compromise the amount or payment thereof in the same manner and to the same extent as Debtor might have done, but unless and until the Agents do so or give Debtor other instructions, Debtor shall make all collections for the Agents.

ARTICLE V

ASSIGNMENT OF INSURANCE

Debtor hereby assigns to the Agents, as additional security for payment of the Obligations, any and all monies due or to become due under, and any and all other rights of Debtor with respect to, any and all policies of insurance covering the Collateral. So long as no Default or Event of Default has occurred and is continuing, Debtor may itself adjust and collect for any losses for all occurrences during any of Debtor’s fiscal years and Debtor may use the resulting Insurance Proceeds for the replacement, restoration or repair of the Collateral.  After the occurrence and during the continuance of a Default or an Event of Default, the Agents may (but need not) in their own names or in Debtor’s name execute and deliver proofs of claim, receive such monies, and settle or litigate any claim against the issuer of any such policy and Debtor directs the issuer to pay any such monies directly to the Agents and the Agents, at their sole discretion and regardless of whether the Agents exercise their right to collect Insurance Proceeds under this sentence, may apply any Insurance Proceeds to the payment of the Obligations, whether due or not, in such order and manner as the Agents may elect or may permit Debtor to use such Insurance Proceeds for the replacement, restoration or repair of the Collateral.

ARTICLE VI

EVENTS OF DEFAULT

Debtor shall be in default under this Agreement upon the happening of any of the following events or conditions (hereinafter referred to as an “Event of Default”):  (a) Debtor fails to perform or observe any agreement, covenant, or condition required under this Agreement; or (b) Any warranty or representation made by Debtor in this Agreement shall be or becomes false or misleading in any material respect; or (c) Any Event of Default under the Secured Notes which is not waived in writing by the Agents, shall occur; (d) Any breach of the Purchase Agreement which is not waived in writing by the Agents; (e) Any breach of the Registration Rights Agreement, dated as of the date hereof, by and between the Debtor and each Lender (the “Registration Rights Agreement”) which is not waived in writing by the Agents; or (d) Any Event of Default under the Intellectual Property Security Agreement which is not waived in writing by the Agents, shall occur.

ARTICLE VII

RIGHTS AND REMEDIES ON DEFAULT

Upon the occurrence of an Event of Default, if Debtor has not cured such Event of Default within ten business days after written notice is sent to Debtor, then at any time thereafter until such Event of Default is cured to the satisfaction of the Agents, and in addition to the rights granted to the Agents under Articles IV and V hereof, the Agents may exercise any one or more of the following rights and remedies stated in this Article VII; provided, however, that the Agents shall have no right to exercise any remedial actions with regard to the Collateral, whether pursuant to this Article VII or applicable law, unless the Agents have obtained the prior written consent of the holders of more than fifty percent (50%) of the then outstanding principal amount of all Secured Notes issued on the date hereof.  Upon receipt of such written consent, the Agents may:

7.1           Acceleration of Obligations.  Declare any and all Obligations to be immediately due and payable, and the same shall thereupon become immediately due and payable without further notice or demand.

 7.2          Deal with Collateral.  In the name of Debtor or otherwise, demand, collect, receive and give receipt for, compound, compromise, settle and give acquittance for and prosecute and discontinue any suits or proceedings in respect of any or all of the Collateral.

7.3           Realize on Collateral.  Take any action which the Agents may deem reasonably necessary or desirable in order to realize on the Collateral, including, without limitation, the power to perform any contract, to endorse in the name of Debtor any checks, drafts, notes, or other instruments or documents received in payment of or on account of the Collateral.  The Agents may comply with any applicable state or federal law requirements in connection with a disposition of the Collateral and compliance will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.  The Agents may sell the Collateral without giving any warranties as to the Collateral. The Agents may specifically disclaim any warranties of title or the like.  This procedure will not be considered adversely to affect the commercial reasonableness of any sale of the Collateral.

7.4           Access to Property.  Enter upon and into and take possession of all or such part or parts of the properties of Debtor, including lands, plants, buildings, machinery, equipment, Data Processing Records and Systems and other property as may be necessary or appropriate in the reasonable judgment of the Agents, to permit or enable the Agents to store, lease, sell or otherwise dispose of or collect all or any part of the Collateral, and use and operate said properties for such purposes and for such length of time as the Agents may reasonably deem necessary or appropriate for said purposes without the payment of any compensation to Debtor therefor.  Debtor shall provide the Agents with all information and assistance requested by the Agents to facilitate the storage, leasing, sale or other disposition or collection of the Collateral after an Event of Default has occurred and is continuing.

7.5           Other Rights.  Exercise any and all other rights and remedies available to it by law or by agreement, including rights and remedies under the UCC as adopted in the relevant jurisdiction or any other applicable law, and in connection therewith, the Agents may require Debtor to assemble the Collateral and make it available to the Agents at a place to be designated by the Agents, and any notice of intended disposition of any of the Collateral required by law shall be deemed reasonable if such notice is mailed or delivered to Debtor at its address as shown on the Agents’ records at least 10 days before the date of such disposition.

7.6           Application of Proceeds.  All proceeds of Collateral shall be applied in accordance with Minnesota Statutes Section 336.9-608, and such proceeds applied toward the Obligations shall be applied to all of the Secured Notes in an amount prorated among the Secured Notes in proportion to the outstanding principal balance of each of the Secured Notes.

ARTICLE VIII

MISCELLANEOUS

8.1           No Liability on Collateral.  It is understood that the Agents do not in any way assume any of Debtor’s obligations under any of the Collateral.  Debtor hereby agrees to indemnify the Agents against all liability arising in connection with or on account of any of the Collateral, except for any such liabilities arising on account of the Agents’ gross negligence or willful misconduct.

8.2           No Waiver.  The Agents shall not be deemed to have waived any of their rights hereunder or under any other agreement, instrument or paper signed by Debtor unless such waiver be in writing and signed by the Agents.  No delay or omission on the part of the Agents in exercising any right shall operate as a waiver of such right or any other right.  A waiver on any one occasion shall not be construed as a bar to or waiver of any right or remedy on any future occasion.

8.3           Remedies Cumulative.  All rights and remedies of the Agents shall be cumulative and may be exercised singularly or concurrently, at their option, and the exercise or enforcement of any one such right or remedy shall not bar or be a condition to the exercise or enforcement of any other.

8.4           Governing Law.  THE VALIDITY, CONSTRUCTION AND ENFORCEABILITY OF THIS AGREEMENT, SHALL BE GOVERNED BY THE INTERNAL LAWS OF THE STATE OF MINNESOTA, WITHOUT GIVING EFFECT TO CONFLICT OF LAWS PRINCIPLES THEREOF, except to the extent that the perfection of the security interest hereunder, or the enforcement of any remedies hereunder, with respect to any particular Collateral shall be governed by the laws of a jurisdiction other than the State of Minnesota.

8.5           Expenses.  Debtor agrees to pay the reasonable attorneys’ fees and legal expenses incurred by the Agents in the exercise of any right or remedy available to them under this Agreement, whether or not suit is commenced, including, without limitation, attorneys’ fees and legal expenses incurred in connection with any appeal of a lower court’s order or judgment.

8.6           Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the successors and assigns of Debtor and the Agents.

8.7           Severability.  Wherever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be prohibited by or invalid under such law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

8.8           No Obligation to Pursue Others.  The Agents have no obligation to attempt to satisfy the Obligations by collecting them from any other person liable for them and the Agents may release, modify or waive any Collateral provided by any other person to secure any of the Obligations, all without affecting the Agents’ rights against Debtor.  Debtor waives any right it may have to require the Agents to pursue any third person for any of the Obligations.

8.9           Termination.  This Agreement shall terminate upon (a) the payment in full or other satisfaction of the Secured Notes by the Debtor, or (b) the conversion of all of the outstanding balance of the principal and accrued interest under the Secured Notes into fully paid and nonassessable shares of capital stock of the Company pursuant to Section 6 of the Secured Notes.  Upon the Debtor’s request, the Agents shall promptly after termination of this Agreement execute and deliver to the Debtor (at the Debtor’s expense) such documents and instruments as are necessary to evidence such termination and release of the security interest granted herein on any applicable public record.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date and year first above written.

DATAKEY, INC. a Minnesota corporation

By:
Its:

Accepted and Agreed to by the AGENTS:

Mark Ravich

Richard Broms